Guardian Athletics, Inc.
Statements of Changes in Shareholders' Deficit
From December 31, 2018 to December 31 2020
(Unaudited)

| | Guardian Athletics Management Inc | Guardian Athletics, LLC | Guardian Athletics, Inc. | | | | | |
| | Shareholders' Equity | Members' Equity | Common Stock | | Profit Interest | | Accumulated Deficit | Total Shareholders' Deficit |
			Shares	Amount	Shares	Amount		
Balance, December 31, 2018	$ (301,632.28)	$ 164,786.67	-	$ -	-	$ -	$ -	$ -
Capital Contribution	-	15,000.00						
Net Loss	(212,547.77)	(388,400.19)						
Merger of Management to LLC	$ 514,180.05	(514,180.05)	-	$ -	-	$ -	$ -	$ -
Balance, December 31, 2019		(722,793.57)	-	-			-	-
Conversion to corporation		722,793.57	4,007,500	-	61,000.00	-	(722,793.57)	(722,793.57)
Sale of common stock								-
Net loss							(277,683.60)	(277,683.60)
Balance, December 31, 2020		$ -	4,007,500	$ -	61,000.00	$ -	$ (1,000,477.17)	$ (1,000,477.17)